Exhibit 99.2

VocalTec and YMAX/magicJack Announce Merger

Combined company has the use of over 30 patents or patents pending

YMAX/magicJack and VocalTec to advance lead on voice on everything SIP platform including free phone numbers, contacts on network, and free domestic local and long distance

NETANYA, Israel and WEST PALM BEACH, Fla., July 16 /PRNewswire-FirstCall/ — VocalTec Communications Ltd. (Nasdaq:VOCL - News), the inventor of VOIP including the softphone, and YMAX Corp., the creator of magicJack and other products and services have successfully merged and will be traded on the Nasdaq under the symbol (NasdaqGM (Global Markets): CALL). VocalTec stock will seize to be trading using the symbol (NasdaqCM:VOCL) after close of business today July, 16th 2010. It will commence trading using the symbol (Nasdaq:CALL - News) on Monday, July 19th, 2010. The parties believe that the combined company has an enterprise value of $245 million and a per share value of at least $17.50 on Monday, July 19th, 2010 on a stock split adjusted basis. The previous holders of VocalTec will have 1,173,293 shares of common stock following the merger. VocalTec expects to have revenues ranging from $110 million to $125 million this year. With over $40 million cash/securities on hand and no debt, VocalTec expects to show a profit in the current quarter. For additional information on this announcement we recommend that investors read the entire press release and the VocalTec (Nasdaq:VOCL - News) press release describing the stock split and review the form 6-K filing with the Securities and Exchange Commission that we expect to be filed on or before Monday, July 19th, 2010, described below.

The combined companies have the use of over 30 patents, some dating to when VocalTec invented VOIP. In the current legal world we live in, this protection is crucial. The company believes that its patents, technology, and inventions are prior art to other existing patents and may also expose patent invalidity. The combination of patents and softphone/softswitch technology were the primary drivers of the merger. The combined company is much stronger now.

YMAX brings the success of the magicJack in the form of brand equity, distribution and advertising across many outlets and over 6,500,000 magicJacks sold since 2008. The largest reaching CLEC (Competitive Local Exchange Carrier) in the United States in terms of area codes available and certification in number of states, it has its own chip development and application server/softswitch company. VocalTec also adds softswitch, application servers and the softphone to the mix. The combined company will have cost reductions through different synergies.

VocalTec's advantages over its competitors, including Skype, include:

1.	A softphone, sharing a user's favorite numbers, available across many platforms:
a.	A computer

b.	A computer with a magicJack connected enabling the use of a regular telephone (corded or portable) with the ability to be the second line in a house or the primary number
c.
A computer with a femtocell-enabled magicJack allowing calls from a user's cell phone to go through a home computer and achieving superior call quality in your house while saving valuable cellular plan minutes (to be available later this year)

d.
Via mobile applications on iPhone® and iPad™ mobile digital devices and mobile devices running the Android™ and Blackberry® mobile technology platforms (beta versions today, formal release in Q4 of 2010)

2.	Free phone numbers given out to all our customers and easily dialed from any telephone
3.	Free telephone services for magicJack to magicJack calls
4.	Free telephone calls from our softphone users to anybody in the U.S., Canada, Puerto Rico and Virgin Islands
5.
Underlying network carrying these calls is a dedicated telephone network with over 130 very powerful servers, session border controllers and application servers. This network has proven to have 99.99% uptime in the last year

6.	Free voicemail, directory assistance, and local and long distance calling in the U.S. and Canada
7.	User contacts stored on our network so where ever they might use the softphone, the contact list will be downloaded to the app
8.	We believe we have the best VOIP call quality using in the U.S.
9.	magicJack received the 2009 Most Innovative Product of the Year award from RadioShack®
10.	The ease of use of the magicJack and softphones particularly when traveling

Ido Gur, who will remain in charge of VocalTec's Israeli operations, states, "I am excited about the potential to become the worldwide, leading provider of VOIP and softphone applications using SIP. I strongly believe that the synergies enabled by this business combination will allow us to achieve this target. I trust the leadership and of Dan Borislow to make this a reality."

Following the merger, a total of 11,736,188 shares are outstanding. The company has included a discussion of future operating results in the press release in connection with its announcement of the merger. The company does not intend to update these statements or provide additional future guidance. The company encourages potential investors to read the Form 6-K filed in connection with the merger and available at www.sec.gov.

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this press release, including statements about our enterprise value, estimated value per share strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements.

Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors include, among other things: changes to our business resulting from increased competition; any operational or cultural difficulties associated with the integration of the businesses of VocalTec and YMax; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; unexpected costs, charges or expenses resulting from the merger; the ability of the combined company to achieve the estimated potential synergies or the longer time it may take, and increased costs required, to achieve those synergies; our ability to develop, introduce and market innovative products, services and applications; our customer turnover rate and our customer acceptance rate; changes in general economic, business, political and regulatory conditions; availability and costs associated with operating our network; potential liability resulting from pending or future litigation, or from changes in the laws, regulations or policies; the degree of legal protection afforded to our products; changes in the composition or restructuring of us or our subsidiaries and the successful completion of acquisitions, divestitures and joint venture activities; and the various other factors discussed in the "Risk Factors" section of the Form 6-K filed with the Securities and Exchange Commission. Such factors, among others, could have a material adverse effect upon our business, results of operations and financial condition.

We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Skype™, associated trademarks and logos and the "S" symbol are trademarks of Skype Limited.

iPhone® and iPad™ are registered trademarks of Apple Inc. Android™ is a trademark of Google Inc. Use of this trademark is subject to Google Permissions http://www.google.com/permissions/index.html  .

The Trademark BlackBerry® is owned by Research In Motion Limited and is registered in the United States and may be pending or registered in other countries. VocalTec, YMAX and magicJack are not endorsed, sponsored, affiliated with or otherwise authorized by Research In Motion Limited.

RadioShack® and The Shack® are registered trademarks of RadioShack Corporation.